UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 3, 2022

GORES HOLDINGS VIII, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40105	85-3010982
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

(303) 531-3100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GIIX	Nasdaq Capital Market
Warrants	GIIXW	Nasdaq Capital Market
Units	GIIXU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 4, 2022, Gores Holdings VIII, Inc. (the “Company”), Frontier Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Frontier Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Footprint International Holdco, Inc., a Delaware corporation (“Footprint”), entered into that certain Termination Agreement (the “Termination Agreement”). Pursuant to the Termination Agreement, the parties agreed to mutually terminate that certain Merger Agreement, dated as of December 13, 2021 (as amended, supplemented or otherwise modified form time to time, the “Merger Agreement”), by and among the Company, First Merger Sub, Second Merger Sub and Footprint, subject to the conditions set forth in the Termination Agreement.

By virtue of the termination of the Merger Agreement, the Subscription Agreements and all other Transaction Agreements, other than the Confidentiality Agreement (each, as defined in the Merger Agreement), terminate in accordance with their terms.

The Termination Agreement contains mutual releases by all parties, for all claims known and unknown, relating and arising out of, or relating to, among other things, the Merger Agreement. The Termination Agreement also contains a covenant not to sue and other customary terms.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Termination Agreement, a copy of which is filed herewith and incorporated by reference herein and made a part hereof.

Item 1.02	Termination of a Material Definitive Agreement

The information contained in Item 1.01 of this Current Report on Form 8-K with respect to the termination of the Merger Agreement, the Subscription Agreements and all other Transaction Agreements (other than the Confidentiality Agreement) is incorporated by reference herein and made a part hereof.

Item 8.01	Other Events

On December 5, 2022, the Company issued a press release announcing the execution of the Termination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the Company’s or Footprint’s website and the websites of any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Forward-looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should not rely on these forward-looking statements as predictions of future events. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

10.1	Termination Agreement, dated December 4, 2022.

99.1	Press Release, dated December 5, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Holdings VIII, Inc.

Date: December 5, 2022

	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 10.1

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Termination Agreement”), dated as of December 4, 2022 (the “Effective Date”), is entered into by and among Gores Holdings VIII, Inc., a Delaware corporation (“Parent”), Frontier Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Second Merger Sub”), Frontier Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Second Merger Sub (“First Merger Sub” and, together with Second Merger Sub and Parent, the “Parent Parties”), and Footprint International Holdco, Inc., a Delaware corporation (the “Company” and, together with Parent, First Merger Sub, Second Merger Sub and the Company, the “Parties”).

WHEREAS, on December 13, 2021, the Parties entered into an Agreement and Plan of Merger, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of May 20, 2022, by and among the Parties, and by that certain Amendment No. 2 to Agreement and Plan of Merger, dated as of September 5, 2022, by and among the Parties (the “Merger Agreement”); and

WHEREAS, the Parties desire to terminate the Merger Agreement in accordance with Section 11.01(a) thereof, effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Termination Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.    Definitions. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Merger Agreement.

ARTICLE II

TERMINATION

SECTION 2.1.    Termination of the Merger Agreement. Effective upon the execution of this Termination Agreement, the Merger Agreement will be terminated in its entirety, will be null and void and there shall be no liability or obligation on the part of Parties or their respective Subsidiaries or Affiliates under the Merger Agreement, except that Article I (to the extent terms used therein are used herein or in the Surviving Provisions) and the Surviving Provisions of the Merger Agreement, each of which is a part hereof and shall apply to this Termination Agreement, the Confidentiality Agreement and any other Section or Article of the Merger Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall survive the termination of the Merger Agreement and remain in full force and effect. The Parties acknowledge that, by virtue of the termination of the Merger Agreement, all Transaction Agreements (other than the Confidentiality Agreement) shall also terminate in accordance with their terms on the Effective Date.

ARTICLE III

RELEASES AND COVENANT NOT TO SUE

SECTION 3.1.    Parent Party Releases. Effective on the Effective Date, each Parent Party, for itself and its respective officers, directors, members, managers, predecessor entities, successors and assigns, parents, Subsidiaries, and controlled Affiliates (the “Parent Releasing Parties”), fully release and discharge the Company, its Subsidiaries and Affiliates and each of their respective officers, directors, managers, managing directors partners, members, predecessor entities, successors and assigns, parents, Subsidiaries, Affiliates, stockholders, employees, attorneys, accountants and other advisors and agents (collectively, the “Company Released Persons”) from any and all claims, actions, causes of action, demands and charges of whatever nature, known or unknown, arising out of, or relating to any of the Merger Agreement, the Transaction Agreements or the transactions contemplated thereby and including any acts, omissions, disclosure or communications related to the Merger Agreement, the Transaction Agreements or the transactions contemplated thereby (the “Company Released Claims”); provided, that for the avoidance of doubt, nothing contained herein shall be deemed to release any party hereto from its obligations under this Termination Agreement.

SECTION 3.2.    Company Releases. Effective on the Effective Date, the Company, for itself and its officers, directors, members, managers, predecessor entities, successors and assigns, parents, Subsidiaries, and Affiliates (the “Company Releasing Parties”), fully release and discharge each Parent Party, its Subsidiaries and Affiliates (including Gores Sponsor VIII, LLC) and each of their respective officers, directors, managers, managing directors, partners, members, predecessor entities, successors and assigns, parents, Subsidiaries, Affiliates, stockholders, employees, attorneys, accountants and other advisors and agents (collectively, the “Company Released Persons” and, together with the Parent Released Persons, the “Released Persons”) from any and all claims, actions, causes of action, demands and charges of whatever nature, known or unknown, arising out of, or relating to any of the Merger Agreement, the Transaction Agreements or the transactions contemplated thereby and including any acts, omissions, disclosure or communications related to the Merger Agreement, the Transaction Agreements or the transactions contemplated thereby (the “Company Released Claims” and, together with the Parent Released Claims, the “Released Claims”); provided, that for the avoidance of doubt, nothing contained herein shall be deemed to release any party hereto from its obligations under this Termination Agreement or the Surviving Provisions.

SECTION 3.3.    Scope of Release and Discharge. The Parties acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know or believe to be true related to or concerning the Released Claims. The Parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a Party or Parties. It is nonetheless the intent of the Parties to give a full and complete release and discharge of the Released Claims. To that end, with respect to the Released Claims only, the Parties expressly waive and relinquish any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, which is similar, comparable or equivalent to §1542 of the California Civil Code. With respect to the Released Claims only, the Parties expressly waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of §1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

SECTION 3.4.    Covenant Not to Sue. Effective as of the Effective Date, each of the Parties covenants, (a) on behalf of itself, (b) in the case of the Parent Entities, on behalf of the Parent Releasing Parties, and (c) in the case of the Company, on behalf of the Company Releasing Parties, not to bring any Released Claim before any court, arbitrator, or other tribunal in any jurisdiction, whether as a claim, a cross-claim, counterclaim or otherwise; provided, that for the avoidance of doubt, nothing contained herein shall be deemed to prevent any Party hereto from enforcing its rights under this Termination Agreement or the Surviving Provisions. Any Released Person may plead this Termination Agreement as a complete bar to any Released Claim brought in derogation of this covenant not to sue.

2

SECTION 3.5.    Accord and Satisfaction. On the Effective Date, this Termination Agreement and the releases reflected herein shall be effective as a full and final accord and satisfaction and release of all of the Released Claims.

ARTICLE IV

GENERAL PROVISIONS

SECTION 4.1.    Required Disclosure. The Parties acknowledge and agree that, following the execution of this Termination Agreement, Parent may issue a Current Report on Form 8-K reporting the execution of this Termination Agreement in the form and timing mutually agreed to by Parent and the Company; provided, that in no event shall the Current Report on Form 8-K be issued later than four (4) business days after the Effective Date. The Parties shall mutually agree as to the timing (subject to the foregoing proviso) and contents of any press release or public announcement, or any additional communications required by Law or applicable stock exchange regulation in respect of this Termination Agreement, the Merger Agreement or the transactions contemplated hereby and thereby in accordance with Section 9.04 of the Merger Agreement.

SECTION 4.2.    Captions; Counterparts. The captions in this Termination Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Termination Agreement. This Termination Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 4.3.    Governing Law. This Termination Agreement, and all claims or causes of action based upon, arising out of, or related to this Termination Agreement or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

SECTION 4.4.    Jurisdiction; WAIVER OF JURY TRIAL. Any Action based upon, arising out of or related to this Termination Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of such Action is vested exclusively in the U.S. federal courts, the U.S. District Court for the District of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Termination Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 4.4. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS TERMINATION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 4.5.    Amendment. This Termination Agreement may not be amended except by an instrument in writing signed by each of the Parties.

3

SECTION 4.6.    Severability. If any provision of this Termination Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Termination Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Termination Agreement, they shall take any actions necessary to render the remaining provisions of this Termination Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Termination Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

4

IN WITNESS WHEREOF, the Parties have caused this Termination Agreement to be executed as of the date first written above.

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer

FRONTIER MERGER SUB, INC.

By:	/s/ Andrew McBride
Name:	Andrew McBride
Title:	Chief Financial Officer and Secretary

FRONTIER MERGER SUB II, LLC

By:	/s/ Andrew McBride
Name:	Andrew McBride
Title:	Manager

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Termination Agreement to be executed as of the date first written above.

FOOTPRINT INTERNATIONAL HOLDCO, INC.

By:	/s/ Stephen T. Burdumy
Name:	Stephen T. Burdumy
Title:	Managing Director and Chief Legal Officer

[Signature Page to Termination Agreement]

Exhibit 99.1

Footprint and Gores Holdings VIII, Inc. Mutually Agree to Terminate Business Combination Due to

Unfavorable Market Conditions

Gilbert, AZ and Los Angeles, CA – December 5, 2022 – Footprint, a global materials science technology company focused on creating a healthy planet, and Gores Holdings VIII, Inc. (“Gores Holdings VIII”) (Nasdaq: GIIXU, GIIX and GIIXW), today announced they have mutually agreed to terminate their previously announced Merger Agreement effective immediately. The termination of the Merger Agreement is the result of current unfavorable conditions in the public markets.

Don Thompson, Chairman of the Footprint Board, commented, “Footprint remains focused on delivering innovative and environmentally-friendly solutions for our customers. Despite the challenging financial market environment that has hindered our merger plans, we continue to make progress toward our vision of creating a healthier planet and healthier people by reducing the use of single-use and short-term plastics in the supply chain. We appreciate the tremendous support from Alec Gores and the team at Gores Holdings VIII throughout this process – they have been great partners to all of us at Footprint.”

Alec Gores, Chairman and CEO of The Gores Group and Chairman of Gores Holdings VIII said, “After careful thought and consideration, we mutually determined that this action is in the best interest of all parties at this time given current market conditions. Irrespective of this outcome, we feel optimistic about Footprint’s future as the company continues to demonstrate strong performance with continued record revenue growth and robust capacity expansion year-to-date. Don Thompson, Troy Swope and the entire Footprint team are clearly leaders in the market, producing and delivering innovative solutions to their customers across the globe. We continue to be very excited for what’s ahead for Footprint.”

Additional information about the termination of the Merger Agreement will be provided in a Current Report on Form 8-K to be filed by Gores Holdings VIII with the U.S. Securities and Exchange Commission and available at www.sec.gov.

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and exceed its performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of millions of pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

Footprint was founded in 2014 by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,700 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community and was named a CNBC Disruptor 50 company in 2021.

For more information on Footprint’s sustainable solutions visit www.footprintus.com.

About Gores Holdings VIII, Inc.

Gores Holdings VIII (Nasdaq: GIIXU, GIIX and GIIXW) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About The Gores Group LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. To date, affiliates of The Gores Group have announced or closed ten business combinations representing approximately $58 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), Sonder (Gores Metropoulos II, Inc.) and Polestar (Gores Guggenheim). For more information, please visit www.gores.com.

Contacts

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

+1 (310) 209-3010

jchou@gores.com

Cassandra Bujarski/Danya Al-Qattan/Kevin Siegel

FGS Global

GoresGroup-SVC@sardverb.com

For inquiries regarding Footprint:

Robert Dekker

VP Communications, Footprint

Robert.Dekker@footprintus.com

+1 (480) 209-1064

Laura Zilverberg

Allison + Partners

footprint@allisonpr.com

+1 (612) 240-4034

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on current information and expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Gores Holdings VIII’s views as of any subsequent date, and Gores Holdings VIII does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Gores Holdings VIII, including those set forth in the “Risk Factors” in Gores Holdings VIII’s Annual Report on Form 10-K for the year ended December 31, 2021 and its subsequent reports filed with the Securities and Exchange Commission (the “SEC”), from time to time. Copies of such filings are available on the SEC’s website, www.sec.gov. Gores Holdings VIII and its sponsor undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.